Exhibit 11.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use, in this Offering Statement on Form 1-A, as amended, of our independent auditor’s report dated September 2, 2020, except for the effects on the financial statements of the restatement described in Note 11, as to which the date is October 30, 2020, with respect to the audited balance sheets of Exodus Movement, Inc. as of December 31, 2019 and 2018 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.  Our report includes explanatory paragraphs as to the  uncertainties related to cryptocurrency assets and the Company’s future uncertainty due to COVID-19.

We also consent to the reference to us under the caption “Experts” in the Offering Circular.

/s/ WithumSmith+Brown, PC

New York, New York
October 30, 2020